LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

March 28, 2017

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
File Nos. 033-68090 and 811-07988

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on January 13, 2017 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during telephone calls on Tuesday, February 28, 2017 at approximately 10:30 a.m. and 11:30 a.m. with Brooke A. Fapohunda and Amanda S. Ryan of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments, and the Trust’s responses thereto, are summarized below. Post-Effective Amendment No. 85 to the Registration Statement, which was filed with the Commission on March 28, 2017 and will become effective March 31, 2017 (the “Amendment”), will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-17-000098.

Ms. Jaea Hahn

March 28, 2017

Part A – General

1. Please file your response letter as correspondence via EDGAR concurrently with the Amendment filing.

Response: We are filing this response letter as correspondence via EDGAR concurrently with the Amendment filing.

2. While Tandy representations no longer are required, we remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, and that the Commission may have additional comments on the Registration Statement.

3. Please remove all blanks and brackets from the prospectus and statement of additional information (the “SAI”) included in the Amendment.

Response: All blanks and brackets have been removed from the prospectus and SAI included in the Amendment.

Part B – Prospectus

4. Please update the ticker symbols for share classes displayed on the cover page of the prospectus (and SAI) for Lord Abbett Corporate Bond Fund (“Corporate Bond Fund”) and Lord Abbett Short Duration Core Bond Fund (“Short Duration Core Bond Fund” and, together with Corporate Bond Fund, each, a “Fund” and together, the “Funds”).

Response: We confirm that ticker symbols have been added as requested.

5. In reference to the “Fees and Expenses” section of each Fund Summary, please add disclosure stating that separate commissions may be assessed on clean share classes by certain broker-dealers for each of Corporate Bond Fund and Short Duration Core Bond Fund.

Response: We have made the requested change with respect to each Fund.

We have added the following as a footnote to each Fund’s fee table:

A shareholder transacting in Class F3 or R6 shares may be required to pay a commission to their financial intermediary.

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6. Please clarify whether Lord Abbett is able to recoup any expenses reimbursed under the expense limitation arrangements between the Funds and Lord Abbett.

Response: The expense limitation arrangements between the Funds and Lord Abbett do not contain recoupment provisions; thus, Lord Abbett may not recoup any waived fees or reimbursed expenses.

7. Please include disclosure stating the security-level maturity and/or duration constraints.

Response: We have made the requested change with respect to each Fund.

We have added the following to disclosure in the “Principal Investment Strategies” section relating to Corporate Bond Fund:

The Fund does not have any maturity or duration restrictions and may invest in individual securities of any maturity or duration.

We have added the following to disclosure in the “Principal Investment Strategies” section relating to Short Duration Core Bond Fund (subsequent to the existing disclosure describing the Fund’s 80% policy):

Subject to the foregoing, the Fund does not have any maturity or duration restrictions and may invest in securities of any maturity or duration.

8. Please confirm whether derivatives are counted towards satisfying each Fund’s 80% policy. If so, please clarify if such derivatives will be valued at market value or through another method.

Response: We confirm that derivatives will be counted for purposes of each Fund’s 80% policy to the extent that such derivatives provide economic exposure substantially similar to the securities covered by the Fund’s 80% policy. We also confirm that any such derivatives will be valued at market value for these purposes. Accordingly, we have added the following to disclosure in the “Principal Investment Strategies” section relating to each Fund:

The market value of derivatives providing economic exposure substantially similar to the securities referenced in the Fund’s 80% policy, as described above, will be counted for purposes of measuring the Fund’s compliance with its 80% policy.

9. In reference to the second sentence in the first full paragraph on page 5 of the “Principal Investment Strategies” section of Corporate Bond Fund’s Fund Summary,

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please expand the current disclosure to address any parameters with respect to how the Fund uses derivatives to manage portfolio-level maturity and/or duration.

Response: In response to this comment, we have expanded the referenced disclosure to indicate that the Funds may invest in or sell short U.S. Treasury Futures, securities index futures, other futures and/or currency forwards to adjust the Funds’ related exposures or for other portfolio management reasons. Additionally, we note that, as set forth in our response to Comment 7, subject to Short Duration Core Bond Fund’s policy of investing at least 80% of its net assets in short duration debt securities, the Funds do not have any maturity or duration restrictions and each Fund may invest in securities of any maturity or duration.

10. In reference to Short Duration Core Bond Fund’s 80% policy, please supplementally confirm that “short duration” is defined as a duration range that is between one and three years.

Response: We supplementally confirm that, for the purposes of Short Duration Core Bond Fund’s 80% policy, “short duration” is defined as a duration range that is between one and three years.

11. Please include an additional explanatory discussion of duration in the “Principal Investment Strategies” section relating to each Fund.

Response: In response to this comment, we have revised the “Principal Investment Strategies” disclosure on page 13 for Short Duration Core Bond Fund as follows (added text is denoted by underline):

The Fund attempts to manage interest rate risk through its management of the average duration of the securities it holds in its portfolio. Under normal conditions, the Fund will maintain its average dollar-weighted duration range between one and three years. The duration of a security takes into account the pattern of all payments of interest and principal on the security over time, including how these payments are affected by changes in interest rates. The longer a portfolio’s duration, the more sensitive it is to interest rate risk. The shorter a portfolio’s duration, the less sensitive it is to interest rate risk. Because the Fund primarily invests in short duration bonds, it should be less sensitive to interest rate changes than a fund that focuses on longer duration bonds.

We also have added the following disclosure to the “Principal Investment Strategies” section on page 5 regarding Corporate Bond Fund:

The duration of a security takes into account the pattern of all payments of interest and principal on the security over time, including how these payments are affected by changes in interest rates. The longer a portfolio’s duration, the more

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sensitive it is to interest rate risk. The shorter a portfolio’s duration, the less sensitive it is to interest rate risk.

We also have added the following disclosure to the “Principal Investment Strategies” section on page 21 regarding Corporate Bond Fund:

Duration is a mathematical concept that measures a portfolio’s exposure to interest rate changes. The duration of a security takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by changes in interest rates. The longer a portfolio’s duration, the more sensitive it is to interest rate risk. The shorter a portfolio’s duration, the less sensitive it is to interest rate risk. For example, the price of a portfolio with a duration of five years would be expected to fall approximately five percent if interest rates rose by one percentage point and a portfolio with a duration of two years would be expected to fall approximately two percent if interest rates rose by one percentage point.

12. Please disclose each fund’s limitations with regard to illiquid securities.

Response: In response to this comment, we have added the following statement to each Fund’s “Principal Investment Strategies” disclosure:

The Fund may invest up to 15% of its net assets in securities which are illiquid at the time of investment.

13. In reference to “Credit Risk” on pages 6 and 15, please confirm that “below investment grade securities” are described as junk bonds in the prospectus.

Response: We direct the Commission staff’s attention to the first paragraph in the “Principal Investment Strategies” section located on pages 4 and 12, which contains the following description: “investment grade securities (commonly referred to as “high-yield” or “junk” bonds).”

14. With respect to “Senior Loan Risk” on page 17, please direct the Commission staff to where senior loans are referenced in the “Principal Investment Strategies” section of Short Duration Core Bond Fund’s Fund Summary.

Response: We direct the Commission staff’s attention to the fourth bullet-point paragraph on page 13, which states that Short Duration Core Bond Fund’s primary investments include senior loans, among other types of investments.

15. Please revise the second paragraph in the “Purchase and Sale of Fund Shares” section to state that transactions in Fund shares may occur on any business day.

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Response: In response to the comment, we have revised the referenced disclosure as follows (added text is denoted by underline):

You may sell (redeem) shares through your securities broker, financial professional or financial intermediary on any business day the Fund calculates its NAV.

16. In reference to the “Choosing a Share Class – Investment Minimums” section beginning on page 47, the Commission staff reminds the Funds that all sales load variations must be separately described in the prospectus or through an appendix.

Response: We appreciate the Commission staff’s comment and confirm that, in the Amendment, all sales load variations that are required to be disclosed in the prospectus or through an appendix are disclosed in either the body of the prospectus or in “Appendix A: Intermediary-Specific Sales Charge Reductions and Waivers,” in accordance with recent Commission staff guidance.

17. In reference to the tables contained under the “Sales Charges – Class A and Class T Share Front-End Sales Charges” section beginning on page 52, please consider removing the column titled “To Compute Offering Price Divide NAV by” because this column may be potentially confusing to investors.

Response: We understand that the referenced information is not required by Form N-1A. Nevertheless, this information is designed to assist financial intermediaries in calculating the net amount a shareholder would invest in the Fund after front-end sales charges are applied. As a result, we believe it is appropriate to retain this information.

18. In reference to the “Rights of Accumulation” sub-section of the “Reducing Your Class A Share Front-End Sales Charge” section on page 54, please supplementally confirm whether each intermediary will be able to combine holdings to reduce sales charges for new purchases, as referenced in the first sentence of the second paragraph of that sub-section.

Response: The referenced disclosure is intended to convey that sales charge reductions may not be available through all financial intermediaries due to their unique policies, procedures, programs, operations, and systems, which are not transparent to the Fund or Lord Abbett. Due to this lack of transparency, it is not operationally feasible to revise the referenced disclosure as requested because neither the Fund nor Lord Abbett is able to specifically identify each such financial intermediary that cannot or will not combine holdings. In addition, the final two sentences in the referenced paragraph instruct investors that they must inform the Fund and/or their financial intermediary if they believe they qualify for reduced sales charges, documentation may be requested to verify any eligibility, and failure to do so may not allow investors to receive all sales charge reductions for which they are eligible. The Fund is unable to confirm that investors will provide the Fund and/or their financial intermediary with the necessary information on which to base sales charge reductions.

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19. In reference to the third bullet-point paragraph in the “Sales Charge Reductions and Waivers—Front-End Sales Charge Waivers” section on page 56, please disclose with specificity each intermediary that has entered into “special arrangements” with the Funds and/or Lord Abbett Distributor or, alternatively, please revise the referenced disclosure accordingly if all intermediaries referenced in the third bullet-point paragraph may purchase Class A shares without a front-end sales charge.

Response: In response to this comment, we have revised the referenced disclosure as follows (deleted text is denoted by ~~strikethrough~~):

•	purchases for retirement and benefit plans made through financial intermediaries that perform participant recordkeeping or other administrative services for the plans ~~and that have entered into special arrangements with the Fund and/or Lord Abbett Distributor specifically for such purchases~~, if such retirement and benefit plan held Class A shares of the Fund as of the close of business on December 31, 2015 (may be subject to a CDSC);

20. In reference to the table located on page 57, in the section titled “Sales Charge Reductions and Waivers—CDSC Waivers,” please identify the intermediates that have special arrangements with the Fund and/or Lord Abbett Distributor, as described in the third row of the table.

Response: In response to this comment, we have revised the referenced disclosure as follows (deleted text is denoted by ~~strikethrough~~):

Redemptions by retirement and benefit plans made through financial intermediaries ~~that have special arrangements with the Fund and/or Lord Abbett Distributor~~, provided the plan has not redeemed all, or substantially all, of its assets from the Lord Abbett Funds.

21. In reference to the “Account Policies—Pricing of Fund Shares” section beginning on page 71, please clarify that the determination of the values of non-U.S. investments and U.S. fixed income securities before the close of the New York Stock Exchange may allow for “time zone” price arbitrage.

Response: In response to this comment, we have revised the referenced disclosure as follows (deleted text is denoted by ~~strikethrough~~; added text is denoted by underline):

The principal markets for non-U.S. securities and U.S. fixed income securities also generally close prior to the close of the NYSE. Consequently, values of non-U.S. investments and U.S. fixed income securities will be determined as of the earlier closing of such exchanges and markets unless the Fund prices such a

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security at its fair value. This may allow significant events, including broad market moves that occur in the interim, to affect the values of non-U.S. securities and U.S. fixed income securities held by the Fund. These timing differences may allow a shareholder to exploit differences in the Fund’s share prices that are based on closing prices of non-U.S. securities and U.S. fixed-income securities that are determined before the Fund calculates its NAV per share. For more information, please see the section “Excessive Trading and Market Timing” below.

22. Please revise disclosure in the “Additional Information” section located on the back cover of the prospectus to clarify that Appendix A to the prospectus is part of the prospectus, rather than a separate appendix.

Response: We have made the requested change.

Part C – SAI

23. In reference to: (i) the statement “the Funds do not consider mortgage-related securities, including commercial mortgage-backed securities and other privately issued mortgage-related securities, as representing interests in any particular industry or group of industries” located on page 2-2; (ii) fundamental investment restriction No. 8, which states: “with respect to Short Duration Core Bond Fund, [the Fund may not] invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding securities of the U.S. Government, its agencies and instrumentalities and mortgage-backed securities…),” located on page 2-2; as well as (iii) related disclosure in the prospectus, please explain why these positions do not conflict with Section 8(b)(1)(e) and Section 13 of the Investment Company Act of 1940 (the “1940 Act”) by categorically excluding mortgage-backed securities from counting as investments in an industry or group of industries. The Commission staff’s position is that concentrated investments in mortgage-backed securities can expose a fund to risks common in one industry, and that every investment other than investments in government securities, bank deposits and tax-exempt securities is an investment in some industry or group of industries. Accordingly, the Commission staff’s position is that the Funds must determine which industry classification(s) reasonably apply with respect to each mortgage-backed security for industry concentration policy purposes.

Response: We believe that the Funds’ current concentration policies and related disclosure regarding mortgage-backed securities are consistent with Section 8(b)(1)(e) and Section 13 of the 1940 Act and the rules thereunder. Section 8(b)(1)(e) requires an investment company to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. Section 13 prohibits an investment company from deviating from its policy with respect to concentration of investments in any particular industry. Neither the 1940 Act nor Form N-1A specifies how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1)(e). In

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fact, the definition of the term “industry” has been debated at the Commission in the past,2 with the Commission acknowledging that “the treatment of ‘concentration’ [has] suffered from problems of industry definition. There is no clear standard to determine what constitutes an ‘industry.’”3 Former Guide 19 to Form N-1A,4 which was repealed in 1998, provided that a registrant “may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” (Emphasis added.) The Commission staff has indicated that, while repealed, Guide 19 is still instructive on this point and the investment company industry continues to rely on Guide 19.5 Guide 19 therefore allows the Funds to define their own particular industry classifications, so long as such classifications are reasonable and not so overly broad that the primary economic characteristics of the companies classified by the Fund as belonging to an industry are materially different.

We believe that, as is commonly accepted and consistent with Guide 19, the term “industry” is viewed as an aggregation of companies that produce similar products or services (e.g., the energy or telecommunications industries). In contrast, mortgage-backed securities are a type of security, and no more comprise an industry than do futures, preferred stock or debenture investments. Furthermore, mortgage-backed securities are merely conduit structures used to securitize pools of mortgage loans with diverse primary economic characteristics. As such, we believe it is reasonable for the Fund to consider mortgage-backed securities, including commercial mortgage-backed securities and other privately issued mortgage-related securities, as not representing interests in any particular industry. As an industry seeks to classify issuers by the products or services provided, we believe that an industry definition based solely on an asset class or type of security would defeat the purpose of a reasonable classification system by creating an industry grouping that is overly broad because it would include issuers with materially different risk exposures, economic characteristics and underlying business sectors, which is contrary to Guide 19.

We note that several publically available industry classification codes, such as Standard Industrial Classification (SIC) Codes and NAICS Codes, do not classify mortgage-backed securities as an industry, presumably because these are asset classes rather than companies to be classified into industries. We also note that several other fund complexes have taken positions similar to the Funds’ positions regarding mortgage-backed securities. Additionally, we note that

2 See Division of Investment Management, U.S. Securities and Exchange Commission, Protecting Investors: A Half Century of Investment Company Regulation, at 281 n. 103 (May 1992) (“it is often difficult to fit companies into distinct industry categories.”).

3 Money Market Fund Reform, SEC Rel. No. IC-28807, at n. 224 (June 30, 2009).

4 See Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983).

5 See Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp., Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010).

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the Commission staff identifies asset-backed securities as different from corporate securities and securities of operating companies.6

With respect to the Commission staff’s position that concentrated investments in mortgage-backed securities can expose investors to risks common in one industry, we respectfully believe that the risk the Commission staff is describing is more accurately thought of as being inherent in the mortgage-backed security asset class, and does not compare or relate to risks associated with an industry, much in the same way that a fund with an 80% policy with respect to equity investments would be exposed to different types of general equity market risk, which is an asset-class risk, notwithstanding that such equity fund may not concentrate its investments in any particular industry or group of industries. In the same way that the Lord Abbett Funds disclose the general market or “asset class” risks of investing heavily in equities, bonds or other asset classes for funds subject to such risks, here, the Funds have disclosed that they each may invest significantly in mortgage-backed securities, and also have disclosed the risks associated with such investments.

As such, we believe it is reasonable in light of the foregoing reasons for the Funds to treat certain mortgage-backed securities as not belonging to an industry for concentration purposes.

24. Please supplementally explain the basis of your position that privately issued mortgage-related securities do not constitute an industry or group of industries for the purposes of each fund’s concentration policy.

Response: Please refer to our response to Comment 23, above, which applies to privately-issued mortgage-related securities.

25. In reference to the “Policies and Procedures Governing Disclosure of Portfolio Holdings” section on page 2-29, please revise the disclosure to provide additional detail regarding circumstances where Lord Abbett may provide portfolio holdings information to third parties before making such holdings publically available “with a frequency and lag deemed appropriate under the circumstances.”

Response: While we appreciate the Staff’s comment, we believe the current disclosure is sufficient. As noted in the referenced disclosure, Lord Abbett may provide portfolio holdings information to the select third parties “before making it available to the public, with a frequency and lag deemed appropriate under the circumstances.” Because we are unable to ascertain beforehand the particular facts and circumstances of each such request by a third party, we are thus unable to revise the referenced disclosure as requested. Relatedly, we note that the identity of each such third party recipient is included in Appendix A to the SAI titled “Fund Portfolio Information Recipients.

6 See Asset-Backed Securities, SEC Rel. No 33-8518 (Dec. 22, 2004). Commission staff notes that the securitization process and structure of asset-backed securities is intended, among other things, to insulate investors from the corporate credit risk of the sponsor that originated or acquired the financial assets.

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26. In reference to the third and fourth bullet points of the first paragraph in the section titled “Policies and Procedures Governing Disclosure of Portfolio Holdings” on page 2-29, please revise each bullet to include additional information about the categories of third parties disclosed in the referenced bullet points.

Response: While we appreciate the Staff’s comment, we believe the referenced disclosure is sufficient. The referenced disclosure identifies two categories of third parties that may receive portfolio holdings information. The third bullet point includes one demonstrative example of a third party in the identified category and the fourth bullet point includes two such demonstrative examples. We believe this disclosure provides investors with the information necessary to understand the categories of third parties that may receive portfolio holdings information before it is made public. We note further that the identity of each such third party is included in Appendix A to the SAI titled “Fund Portfolio Information Recipients.”

27. In reference to the “Compensation of Portfolio Managers” section on page 5-3, please revise disclosure to refer to the specific benchmarks relied on in consideration of a portfolio manager’s investment performance or disclose such benchmarks elsewhere.

Response: In response to this comment, we have revised the referenced disclosure as follows (deleted text is denoted by ~~strikethrough~~ and added text is denoted by underline):

In considering the portfolio manager’s investment results, Lord Abbett’s senior management may evaluate the Fund’s performance against one or more benchmarks from among the Fund’s primary benchmark and any supplemental benchmarks ~~as disclosed in the prospectus~~, other indices disclosed as performance benchmarks by the portfolio manager’s other accounts, and other indices within one or more of the Fund’s peer groups maintained by rating agencies, as well as the Fund’s peer group. Currently, Corporate Bond Fund’s primary benchmark is the Bloomberg Barclays U.S. Corporate Bond Index and Short Duration Core Bond Fund’s primary benchmark is the Bloomberg Barclays 1-3 Year U.S. Government/Credit Bond Index. The Funds do not currently have secondary benchmarks. In particular, investment results are evaluated based on an assessment of the portfolio manager’s one-, three-, and five-year investment returns on a pre-tax basis versus both the benchmark and the peer groups.

Part D – Other Information

28. Please include the legal opinion regarding the establishment of new series of the Trust in Item 28 and as an exhibit to the Amendment.

Response: We confirm that the legal opinion regarding the establishment of new series of the Trust is included in Item 28 and as an exhibit to the Amendment.

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If you have any questions, please call the undersigned at (201) 827-2279.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Deputy General Counsel
Lord, Abbett & Co. LLC
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